Exhibit 21

     Subsidiaries of River Valley Bancorp following the Stock Conversion of Madison First Federal Savings and Loan Association:

                    Name                         Jurisdiction of Incorporation

Madison First Federal Savings and Loan                      Federal
Association

Citizens National Bank of Madison                           Federal

Madison First Service Corporation                           Indiana

McCauley Insurance Agency, Inc.                             Indiana